Exhibit 99.2

Shareholder Account Number:

See reverse side for instructions

for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints James H. Sutcliffe, Chairman of the Board, or failing him, John H. Clappison, Chairman of the Audit Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing,                                          as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the

Company to be held on May 10, 2012 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 19, 2012.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1. Election of Directors	01 William D. Anderson	☐ For	☐ Withhold	08 David W. Kerr	☐ For	☐ Withhold
	02 Richard H. Booth	☐ For	☐ Withhold	09 Idalene F. Kesner	☐ For	☐ Withhold
	03 John H. Clappison	☐ For	☐ Withhold	10 Mitchell M. Merin	☐ For	☐ Withhold
	04 Dean A. Connor	☐ For	☐ Withhold	11 Hon. Hugh D. Segal, CM	☐ For	☐ Withhold
	05 David A. Ganong, CM	☐ For	☐ Withhold	12 Barbara G. Stymiest	☐ For	☐ Withhold
	06 Martin J. G. Glynn	☐ For	☐ Withhold	13 James H. Sutcliffe	☐ For	☐ Withhold
	07 Krystyna T. Hoeg	☐ For	☐ Withhold

2. Appointment of Deloitte & Touche LLP as Auditor .......................................................................................................................					☐ For	☐ Withhold
3. Amended and Restated By-law No. 1 ............................................................................................................................................					☐ For	☐ Against
4. Non-Binding Advisory Vote on Executive Compensation ............................................................................................................					☐ For	☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

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Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 10, 2012, and a continuation of the Annual Meeting after any adjournment thereof.

a)	If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)

Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Tuesday, May 8, 2012 or, in the case of an adjournment of the meeting, 5:00 pm (Toronto time) two business days before the meeting is reconvened.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 19, 2012.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

THIS IS THE END OF THE PROXY FORM FOR THE 2012 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements

The Insurance Companies Act (Canada) provides that you may decline to receive annual financial statements by providing written instructions. Please indicate if you do not wish to receive future annual financial statements. If you do not provide instructions, the annual financial statements will be mailed to you. You may change your instructions at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 700, Station B, Montreal, Quebec, Canada H3B 3K3.

☐ I do not wish to receive annual financial statements.
Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

If you have questions regarding this proxy, please refer to page 6 of the Management Information Circular for contact information.

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Your control number is:

See reverse side for instructions

for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints James H. Sutcliffe, Chairman of the Board, or failing him, John H. Clappison, Chairman of the Audit Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing,                                          as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the

Company to be held on May 10, 2012 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 19, 2012.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1. Election of Directors	01 William D. Anderson	☐ For	☐ Withhold	08 David W. Kerr	☐ For	☐ Withhold
	02 Richard H. Booth	☐ For	☐ Withhold	09 Idalene F. Kesner	☐ For	☐ Withhold
	03 John H. Clappison	☐ For	☐ Withhold	10 Mitchell M. Merin	☐ For	☐ Withhold
	04 Dean A. Connor	☐ For	☐ Withhold	11 Hon. Hugh D. Segal, CM	☐ For	☐ Withhold
	05 David A. Ganong, CM	☐ For	☐ Withhold	12 Barbara G. Stymiest	☐ For	☐ Withhold
	06 Martin J. G. Glynn	☐ For	☐ Withhold	13 James H. Sutcliffe	☐ For	☐ Withhold
	07 Krystyna T. Hoeg	☐ For	☐ Withhold

2. Appointment of Deloitte & Touche LLP as Auditor .......................................................................................................................					☐ For	☐ Withhold
3. Amended and Restated By-law No. 1 ............................................................................................................................................					☐ For	☐ Against
4. Non-Binding Advisory Vote on Executive Compensation ............................................................................................................					☐ For	☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

S-3

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 10, 2012, and a continuation of the Annual Meeting after any adjournment thereof.

a)	If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)

Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Tuesday, May 8, 2012 or, in the case of an adjournment of the meeting, 5:00 pm (Toronto time) two business days before the meeting is reconvened.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 19, 2012.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

By Telephone:	From Canada or the United States only, using a touch-tone telephone call toll free 1-866-249-5458 (English and French) and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet:	Access www.proxypush.ca/slf (English and French) and follow the instructions. You will need to refer to your control number printed on the front of this proxy form.

THIS IS THE END OF THE PROXY FORM FOR THE 2012 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements

Sun Life Financial Inc. is required to ask all non-registered shareholders who have requested receipt of all materials if they wish to receive annual financial statements. If you do not provide instructions, the annual financial statements will not be mailed to you. You will be asked this question annually.

	☐	I wish to receive 2012 annual financial statements.
Electronic Delivery of Documents

Securities law permits the delivery of some documents to you by electronic means. You must provide your consent to such delivery by completing the Electronic Delivery Registration Form below and returning it in the envelope provided. We encourage you to take advantage of this service.

You may change your e-mail address at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 700, Station B, Montreal, Quebec, Canada H3B 3K3.

Electronic Delivery Registration Form	To: ☐

CIBC Mellon Trust Company

I wish to receive materials prepared by Sun Life Financial Inc., such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to shareholders, electronically.

My e-mail address is:

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

If you have questions regarding this proxy, please refer to page 6 of the Management Information Circular for contact information.

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Please clearly print your name and address below:	Shareholder Account Number:

Your Shareholder Account Number can be located on Sun Life Financial Inc. dividend cheques or your Share Ownership Statement mailed from CIBC Mellon Trust Company.

See reverse side for instructions

for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints James H. Sutcliffe, Chairman of the Board, or failing him, John H. Clappison, Chairman of the Audit Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing,                                          as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the

Company to be held on May 10, 2012 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 19, 2012.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1. Election of Directors	01 William D. Anderson	☐ For	☐ Withhold	08 David W. Kerr	☐ For	☐ Withhold
	02 Richard H. Booth	☐ For	☐ Withhold	09 Idalene F. Kesner	☐ For	☐ Withhold
	03 John H. Clappison	☐ For	☐ Withhold	10 Mitchell M. Merin	☐ For	☐ Withhold
	04 Dean A. Connor	☐ For	☐ Withhold	11 Hon. Hugh D. Segal, CM	☐ For	☐ Withhold
	05 David A. Ganong, CM	☐ For	☐ Withhold	12 Barbara G. Stymiest	☐ For	☐ Withhold
	06 Martin J. G. Glynn	☐ For	☐ Withhold	13 James H. Sutcliffe	☐ For	☐ Withhold
	07 Krystyna T. Hoeg	☐ For	☐ Withhold

2. Appointment of Deloitte & Touche LLP as Auditor .......................................................................................................................					☐ For	☐ Withhold
3. Amended and Restated By-law No. 1 ............................................................................................................................................					☐ For	☐ Against
4. Non-Binding Advisory Vote on Executive Compensation ............................................................................................................					☐ For	☐ Against

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

S-3e

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 10, 2012, and a continuation of the Annual Meeting after any adjournment thereof.

a)	If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Company’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Tuesday, May 8, 2012 or, in the case of an adjournment of the meeting, 5:00 pm (Toronto time) two business days before the meeting is reconvened.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 19, 2012.

Instructions for Submitting Your Proxy

By Mail:	Mark, sign, date and return to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, PO Box 721, Agincourt, Ontario, Canada M1S 0A1.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502 or toll free 1-866-781-3111 (from Canada or the United States only).

By Telephone:

From Canada or the United States only, using a touch-tone telephone call toll free 1-866-249-5458 (English and French) and follow the voice instructions. You will need to refer to the control number provided in the e-mail notification you received.

By Internet:	Access www.proxypush.ca/slf (English and French) and follow the instructions. You will need to refer to the control number provided in the e-mail notification you received.

THIS IS THE END OF THE PROXY FORM FOR THE 2012 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number	(please insert the full name of all common shareholders and the Shareholder Account Number)
Annual Financial Statements

Sun Life Financial Inc. is required to ask all non-registered shareholders who have requested receipt of all materials if they wish to receive annual financial statements. If you do not provide instructions, the annual financial statements will not be mailed to you. You will be asked this question annually.

	☐	I wish to receive 2012 annual financial statements.
Electronic Delivery of Documents

Securities law permits the delivery of some documents to you by electronic means. You must provide your consent to such delivery by completing the Electronic Delivery Registration Form below and returning it in the envelope provided. We encourage you to take advantage of this service.

You may change your e-mail address at any time by writing to the Company’s transfer agent at: CIBC Mellon Trust Company, PO Box 700, Station B, Montreal, Quebec, Canada H3B 3K3.

Electronic Delivery Registration Form	To: ☐

CIBC Mellon Trust Company

I wish to receive materials prepared by Sun Life Financial Inc., such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to shareholders, electronically.

My e-mail address is:

Your Signature(s) (all common shareholders named on proxy must sign)	Date (dd/mm/yyyy)
X	X

If you have questions regarding this proxy, please refer to page 6 of the Management Information Circular for contact information.

S-3e